EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Three Months Ended	Year Ended December 31, (a)
	March 31, 2009	2008		2007		2006	2005

Income from continuing operations before noncontrolling interests	$39,010	$105,397		$80,060		$68,269	$54,334
Add: Interest expense	20,199	84,448		92,575		69,087	46,792
Subtract: Noncontrolling interests in income of subsidiaries which have not incurred fixed charges	(307)	(1,304)		(1,407)		(1,404)	(571)
Earnings available for fixed charges	$58,902	$188,541		$171,228		$135,952	$100,555

Combined fixed charges and preferred stock dividends:
Interest incurred	$34,856	$149,682		$140,920		$105,359	$75,371
Preferred stock dividends	7,089	24,225		12,020		16,090	16,090
Preferred stock redemption charge	–	–		2,799		–	–

Total combined fixed charges and preferred stock dividends	$41,945	$173,907		$155,739		$121,449	$91,461

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.40	1.08	(c)	1.10	(d)	1.12	1.10

(a)          Amounts disclosed for prior periods have been adjusted to include the effects of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” and FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” and the disclosure provisions of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

(b)         For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests’ in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13,251,000 for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 was 1.16.

(d)         Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 include the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 was 1.12.